November 23, 2022

VIA EDGAR

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:          Ramaco Resources, Inc.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed October 12, 2022

File No. 001-38003

Ladies and Gentlemen:

This letter sets forth the responses of Ramaco Resources, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated October 31, 2022, with respect to the Company’s Revised Preliminary Proxy Statement on Schedule 14A, filed October 12, 2022 File no. 001-38003 (the “Proxy Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 2 to the Proxy Statement (“Amendment No. 2”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 2. For your convenience, each of the Staff’s comments is reprinted in bold below, followed by the Company’s responses thereto.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A, filed on October 12, 2022

General

1.	We note your revised disclosure prior to comment 2 and reissue the comment in part. Please expand your disclosures regarding the CORE Assets. We note your related disclosures in the registration statement on Form S-1 that you filed concurrently with this preliminary proxy statement.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 10 and 11 of the Proxy Statement.

Sincerely,

/s/ Randall W. Atkins
Name:	Randall W. Atkins
Title:	Chairman and Chief Executive Officer

cc:            Matthew R. Pacey, P.C., Kirkland & Ellis LLP

Anthony L. Sanderson, Kirkland & Ellis LLP